Exhibit 99.1

ENERPLUS SETS RECORD AND MEETING DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

CALGARY, March 1 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces today that March 25, 2011 has been fixed as the Record Date for determination of those shareholders entitled to receive notice and to vote at the Annual General Meeting of Enerplus to be held in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue SW, in Calgary, Alberta, commencing at 10:00 a.m. on Friday, May 13, 2011.

David A. McCoy

Vice President, General Counsel & Corporate Secretary

Enerplus Corporation

%CIK: 0001126874

For further information:

Please contact our Investor Relations Department at 800-319-6462 or investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 06:00e 01-MAR-11